Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

BOSTON SCIENTIFIC SUBMITS DEFINITIVE OFFER TO ACQUIRE GUIDANT FOR $72 PER SHARE IN CASH AND STOCK

Transaction Accelerates Diversification and Growth

Boston Scientific Also Announces Agreement to Sell Guidant’s Vascular Intervention and Endovascular Businesses to Abbott and Share Rights to Guidant’s DES Portfolio

Natick, MA (January 8, 2006) – Boston Scientific Corporation (NYSE: BSX) announced today that it has submitted to Guidant Corporation (NYSE: GDT) a definitive offer to acquire all the outstanding shares of Guidant for a combination of cash and stock worth $72 per Guidant share, or $25 billion in the aggregate.  This offer is set forth in a merger agreement that was executed by Boston Scientific and delivered to Guidant today.

Under the terms of Boston Scientific’s offer, each share of Guidant common stock will be exchanged for $36 in cash and $36 in Boston Scientific common stock, based on the average closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to Guidant’s shareholder meeting to approve the transaction.  If the average closing price of Boston Scientific common stock during such period is less than $23.62, Guidant shareholders will receive 1.5241 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period is greater than $28.86, Guidant shareholders will receive 1.2474 Boston Scientific shares for each share of Guidant common stock.

Boston Scientific’s offer price represents a premium of approximately 12 percent over the purchase price proposed to be paid by Johnson & Johnson under the revised merger agreement between Guidant and Johnson & Johnson, based on the closing price of Johnson & Johnson common stock on Friday, January 6, 2006.

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In a separate announcement today, Boston Scientific said that it has executed a binding definitive agreement with Abbott (NYSE: ABT) under which Abbott will purchase Guidant’s vascular intervention and endovascular businesses, assuming completion of Boston Scientific’s proposed acquisition of Guidant.  As part of this agreement, Boston Scientific will share rights to Guidant’s drug-eluting stent portfolio with Abbott, providing Boston Scientific a second DES platform.  Boston Scientific announced last month that it would divest Guidant’s vascular intervention and endovascular businesses to enable it to rapidly secure antitrust approval for the acquisition of Guidant.

The combined company will have significant scale, accelerated top- and bottom-line growth and strong cash generation.  In 2007, the first full year of the combined operations, Boston Scientific expects $10 billion in pro forma sales.  The combined company’s sales are expected to grow at a double-digit rate achieving $16 billion in sales in 2011.   Adjusted EPS is expected to be between $1.50 and $1.66 in 2007 and $1.98 and $2.18 in 2008.  (Adjusted EPS is defined in Appendix A.)

Boston Scientific expects to retain an investment grade rating following completion of the transaction, and to rapidly pay down its incremental debt with substantial free cash flow.

“The combination of Guidant and Boston Scientific will create a global leader in cardiovascular devices, accelerating diversification and growth,” said Pete Nicholas, Chairman of Boston Scientific.  “We are bringing together Guidant’s leadership position in the fast-growing, underpenetrated cardiac rhythm management business with the strength of Boston Scientific’s cardiovascular, endosurgery and neuromodulation businesses.

“With the addition of the collar and the Abbott transaction, we believe our $72 definitive offer provides Guidant certainty of value and a rapid path to closing.  Compared to the agreement between Guidant and Johnson & Johnson, Boston Scientific is providing superior value to Guidant shareholders today and over the long-term.  We are confident that the shareholders, employees and customers of both Guidant and Boston Scientific will realize substantial benefits from this compelling combination,” said Nicholas.

Over the past month, a team from Boston Scientific, together with its legal and financial advisors, has conducted due diligence on Guidant’s businesses and operations around the world.  Boston Scientific is satisfied with the results of this due diligence review.

“Our due diligence confirmed our belief in the underlying value of the company and the significant long-term potential we see in a Boston Scientific/Guidant combination,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “Although Guidant faces challenges, we are confident that with the combined experience and talent of our two organizations we will be able to manage them effectively and generate significant growth for shareholders of the combined company.

“Our two companies share similar cultures, so we anticipate that the integration process will be smooth,” said Tobin.  “With the support of both companies’ management teams, we will ensure that our mutual resources and capabilities join together collaboratively and that the commitment to innovation and excellence for which both organizations are known will thrive.”

As previously announced, Boston Scientific has received commitment letters from Bank of America, N.A. and Merrill Lynch & Co. for the financing necessary to complete the transaction.  Bear, Stearns & Co. Inc., Deutsche Bank AG New York Branch and Wachovia Bank, National Association have also committed to participate in the financing.

Boston Scientific’s proposal is subject to satisfaction of customary conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act, the European Union merger control regulation, and approval of Boston Scientific and Guidant shareholders.  Holders of approximately 30 percent of Boston Scientific shares have agreed to vote their shares in favor of the proposed transaction.  The proposed transaction is not subject to any financing condition.  It is anticipated that the proposed transaction will close in the first quarter of 2006.

Shearman & Sterling LLP is acting as legal counsel to Boston Scientific, and Merrill Lynch & Co., Bear, Stearns & Co. Inc., and Banc of America Securities LLC are acting as financial advisors.

Boston Scientific’s definitive offer is outlined in a letter from Boston Scientific Chairman Pete Nicholas and President and Chief Executive Officer Jim Tobin to Guidant Chairman James M. Cornelius; the text of the letter is included below.

January 8, 2006

Board of Directors

Guidant Corporation

111 Monument Circle, Suite 2900

Indianapolis, IN 46204

Attn: James M. Cornelius

Chairman of the Board

Dear Jim:

We have completed our due diligence review of Guidant Corporation and are delighted to now submit a definitive offer to combine the businesses of our two companies.  The terms and conditions of our definitive offer are reflected in the signed copy of the merger agreement that we have attached to this letter and are otherwise described herein.

Under our offer, Boston Scientific would acquire all the shares of Guidant for a combination of cash and stock at a price of $72 per Guidant share.  Each share of Guidant common stock will be exchanged for $36 in cash and $36 in Boston Scientific common stock, based on the average per share closing price of Boston Scientific common stock during the 20 consecutive trading day period ending three days prior to Guidant’s shareholder meeting to approve the transaction, provided that if the average closing price of Boston Scientific common stock during such period is below $23.62, Guidant shareholders will receive 1.5241 Boston Scientific shares for each share of Guidant common stock, and if the average closing price of Boston Scientific common stock during such period is above $28.86, Guidant shareholders will receive 1.2474 Boston Scientific shares for each share of Guidant common stock.

Our offer price provides Guidant shareholders with approximately $3 billion of additional aggregate value over the purchase price proposed to be paid by Johnson & Johnson, and represents a premium of approximately 12% over the proposed Johnson & Johnson purchase price, based on Friday’s closing price of Johnson & Johnson shares.  Upon consummation of the proposed transaction, based on Friday’s closing price of our shares, Guidant shareholders would own approximately 36% of the combined company.  We believe that our current share price does not reflect the true value of our company, and that the stock component of our offer presents your shareholders with the opportunity for significant additional upside over and above the benefits that we believe would result from the proposed combination.

As reflected in the attached merger agreement, our offer is not subject to any financing condition.  Moreover, we have received the attached commitment letter from Bank of America, N.A. and Merrill Lynch & Co. for all the financing we need to consummate the transaction.  Bear, Stearns & Co. Inc., Deutsche Bank AG New York Branch and Wachovia Bank, National Association have also committed to participate in the financing.

In our letter to you of December 5, we indicated a willingness to agree to specific divestitures in order to address potential antitrust issues that could be raised by the combination of our companies.  We have entered into a binding definitive agreement with Abbott, pursuant to which we have agreed to divest Guidant’s vascular intervention and endovascular businesses, while agreeing to share rights to Guidant’s drug eluting stent program.  We believe that the transaction with Abbott is sufficient to address such potential antitrust issues.

Our board of directors has unanimously approved the submission of our definitive offer as reflected in the signed merger agreement that is attached hereto and as otherwise contemplated by this letter.  In addition, holders of approximately 30% of Boston Scientific shares have agreed to vote their shares in favor of the proposed transaction.  We believe that our offer constitutes a “superior proposal” as contemplated by the terms of Guidant’s amended merger agreement with Johnson & Johnson.

Our offer will remain open for acceptance by Guidant until the close of business on January 19, 2006.  Should you wish to accept our offer, please indicate as such by signing and returning a copy of the attached merger agreement by the close of business on January 19, 2006.

We believe that our offer presents a compelling opportunity for both our companies and look forward to your prompt response.

Very truly yours,

/s/ Pete Nicholas	/s/ Jim Tobin

Conference Call and Webcast Information

Boston Scientific officials will be discussing today’s announcement with analysts and investors on a conference call at 9:00 a.m. ET on Monday, January 9, 2006.  The conference call can be accessed by dialing (888) 423-3275  (U.S. dial-in) or (612) 332-0228  (international dial-in) and ask to be connected to the Boston Scientific conference call beginning at 8:45 a.m. ET.  Accompanying slides will be available on Boston Scientific’s website.  Boston Scientific will webcast the call to all interested parties through its website: www.bostonscientific.com.  Please see the website for details on how to access the webcast.

Boston Scientific Corporation

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties. For more information, please visit: www.bostonscientific.com.

Boston Scientific discloses non-GAAP or pro forma measures that exclude certain charges.  Non-GAAP measures may exclude such items as charges related to purchased in-process research and development and certain litigation.  Management uses these measures to establish operational goals, and believes that non-GAAP measures may assist investors in analyzing the underlying trends in Boston Scientific’s business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.

Appendix A

Adjusted EPS is defined as GAAP EPS(1) excluding amounts related to the following:

• Effect of purchase price allocation on assets

•                  Write-off of in-process research and development

•                  Amortization of identifiable intangibles

•                  Effect of write-up of assets to fair market value

• Merger-related costs

•                  Integration costs

•                  Restructuring charges

• Costs associated with Guidant’s on-going litigation

• Other non-operating charges

(1) GAAP EPS cannot be estimated until after the closing of the transaction when an independent valuation of the assets acquired and liabilities assumed will be performed.

Forward–Looking Statements

This press release contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Boston Scientific Corporation and Guidant Corporation, and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Boston Scientific.  Relevant risks and uncertainties include those referenced in Boston Scientific’s filings with the Securities and Exchange Commission (“SEC”) (which can be obtained as described in “Additional Information” below), and include: general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment.  Risks and uncertainties relating to the proposed transaction include: Boston Scientific and Guidant will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals will not be obtained in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of Guidant’s operations with Boston Scientific will be materially delayed or will be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Boston Scientific assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the security holders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.

Contacts

Milan Kofol (508-650-8569)

Investor Relations, Boston Scientific Corporation

Paul Donovan (508-650-8541)

Media Relations, Boston Scientific Corporation

Steve Frankel / Steve Silva (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

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